SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
8,662,535.86 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
8,662,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,662,535.86 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.39%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 31,623,535.84 shares of Common Stock outstanding, which is based on 22,190,203.66 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy's.

CUSIP No. 53128T102	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
8,662,535.86 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
8,662,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,662,535.86 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.39%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 31,623,535.84 shares of Common Stock outstanding, which is based on 22,190,203.66 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

CUSIP No. 53128T102	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,937,726.03 shares
(8) SHARED VOTING POWER
9,662,535.86 shares
(9) SOLE DISPOSITIVE POWER
3,937,726.03 shares
(10) SHARED DISPOSITIVE POWER
9,662,535.86 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,600,261.89 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.01%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 31,623,535.84 shares of Common Stock outstanding, which is based on 22,190,203.66 shares of Common Stock actually outstanding and the 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s.

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, and Amendment No. 8 to the Schedule 13D filed on October 24, 2019, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented to include the following:

As more fully described herein, on December 16, 2019, Investment Vehicles controlled by the Reporting Persons purchased 937,500 shares of Common Stock from the Issuer for an aggregate purchase price of $11,250,000. The Investment Vehicles used their investment capital to make such purchases.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

As previously disclosed on August 8, 2019, the Issuer entered into the Merger Agreement, and Tributum and the Issuer entered into the Equity Commitment Letter, on August 7, 2019. In connection with the Merger Agreement, the Amended Equity Commitment Letter (as defined below) and the transactions contemplated thereby, the Issuer entered into (i) a subscription agreement with an Investment Vehicle (such subscription agreement, the “VSI Subscription Agreement No. 1”) pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, such Investment Vehicle purchased from the Issuer 187,500 shares of Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of $2.25 million in cash, and (ii) a subscription agreement with an Investment Vehicle (such subscription agreement, the “VSI Subscription Agreement No. 2”) pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, such Investment Vehicle purchased from the Issuer 750,000 shares of Common Stock at a purchase price of $12.00 per share for an aggregate purchase price of $9 million in cash ((i) and (ii), together, the “VSI Subscriptions”). The transactions contemplated by the Merger Agreement and the VSI Subscriptions were completed on December 16, 2019.

The foregoing descriptions of the VSI Subscription Agreement No. 1 and the VSI Subscription Agreement No. 2 do not purport to be complete and are subject to, and qualified in their entirety by, reference to, respectively, the complete text of the VSI Subscription Agreement No. 1, a copy of which is filed as Exhibit 23 hereto and is incorporated herein by reference, and the complete text of the VSI Subscription Agreement No. 2, a copy of which is filed as Exhibit 22 hereto and is incorporated herein by reference.

On December 16, 2019, the Issuer and Tributum entered into an amendment to the Equity Commitment Letter (the “ECL Amendment” and the Equity Commitment Letter, as amended by the ECL Amendment, the “Amended Equity Commitment Letter”) to, among other things, provide that any portion of the equity commitment under the Equity Commitment Letter that is not funded at the closing of the merger contemplated by the Merger Agreement (the “VSI Closing”) would remain available following the VSI Closing under the Amended Equity Commitment Letter to fund repurchases of the Target’s 2.25% Convertible Senior Notes due 2020.

The foregoing description of the ECL Amendment does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of the ECL Amendment, a copy of which is filed as Exhibit 24 hereto and is incorporated herein by reference.

In addition, on December 16, 2019, the Issuer entered into an Amendment No. 3 (“RRA Amendment No. 3”) to the Registration Rights Agreement to reflect the issuance of shares of Common Stock in connection with the VSI Subscriptions and pursuant to certain other subscription agreements entered into with persons and entities unaffiliated with the Reporting Persons and to grant certain registration rights applicable to the shares of Common Stock issued to the Reporting Persons in connection with the VSI Subscriptions and such unaffiliated persons and entities pursuant to such other subscription agreements.

The foregoing description of RRA Amendment No. 3 does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of RRA Amendment No. 3, a copy of which is filed as Exhibit 25 hereto and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on December 16, 2019, the Reporting Persons beneficially owned, in the aggregate, 7,429,317.33 shares of Common Stock, 6,170,944.56 New Holdco Units and 1,234,188.91 shares of Preferred Stock. Assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding (including those beneficially owned by the Reporting Persons), as of 4:00 p.m., Eastern Time, on December 16, 2019, the Reporting Persons beneficially owned, in the aggregate, 13,600,261.89 shares of Common Stock, representing approximately 43.01% of the outstanding shares of Common Stock (including shares of Common Stock that would be issued upon such redemption of such New Holdco Units and shares of Preferred Stock). The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 31,623,535.84 shares of Common Stock outstanding, which is based on 22,190,203.66 shares of Common Stock actually outstanding and 9,433,332.18 shares of Common Stock issuable upon redemption of the New Holdco Units and shares of Preferred Stock held by the former members of Buddy’s. The Reporting Persons believe that presenting their beneficial ownership assuming the redemption of all New Holdco Units and shares of Preferred Stock that are outstanding is the most appropriate presentation of their beneficial ownership.

6,429,317.33 of the shares of Common Stock, all of the New Holdco Units and all of the shares of Preferred Stock reported herein as beneficially owned by the Reporting Persons are held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock, New Holdco Units and Preferred Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares and units for all other purposes. 1,000,000 of the shares of Common Stock are held by Brian Kahn and Lauren Kahn as tenants by the entirety.

(c)        Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons (individually, directly or indirectly, and with Lauren Kahn as tenants by the entirety) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, New Holdco Units or Preferred Stock referred to in this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

22.	VSI Subscription Agreement No. 1
23.	VSI Subscription Agreement No. 2
24.	ECL Amendment*
25.	RRA Amendment No. 3*

*Copies of each of these agreements and documents were filed by the Issuer on December 17, 2019 with the Securities and Exchange Commission on a Current Report on Form 8-K and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn